LUSE GORMAN, PC

Attorneys at Law

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writer's direct dial number	writer’s e-mail
(202) 274-2028	vcangelosi@luselaw.com

October 27, 2017

Via EDGAR

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSB Bancorp, Inc.

Registration Statement on Form S-1

Filed September 8, 2017

File No. 333-220403

Dear Ms. Martin:

On behalf of SSB Bancorp, Inc. (the “Company”), filed herewith is Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated October 3, 2017. To aid your review, the Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement also includes a “Recent Developments” section containing unaudited financial information as of and for period ended September 30, 2017, beginning on page 32 of the prospectus.

General

1.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any written communications contemplated by Section 5(d) of the Securities Act.

Erin E. Martin

October 27, 2017

Value of the 401(k) Plan Assets, page 3

2.           Please explain why you believe you only need to register 57,100 shares on behalf of Plan participants if the approximate market value of Plan assets is $577,100 and all Plan participants could elect to invest 100% of their account balances in the offering.

The cover page of the Form S-1 has been revised to register 57,710 shares of common stock on behalf of the 401(k) Plan.

Risk Factors

Risks Related to Our Business, page 18

3.           Please revise to include a risk factor related to your concentration of one- to four-family residential real estate loans.

Additional disclosure has been added to page 18 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SSB Bank

Comparison of Results of Operations for the Years Ended December 31, 2016 and 2015 - Non- Interest Income, page 78

4.            Please tell us in detail and revise to discuss the underlying reasons for the $372,000 decrease in fair value on loans designated as held for sale at December 31, 2016. Specifically, discuss the amount of fair value decrease related to credit risk and tell us if you measured the fair value of commercial and residential loans separately in accordance with ASC 948-310-35-3.

The disclosure on page 84 of the prospectus has been revised accordingly.

In addition, the Company advises the Staff that the fair values of residential and commercial loans held for sale were measured separately in accordance with ASC 948-310-35-3. The residential loans were originated between January 2012 and July 2016 and the commercial loans were originated between January 2015 and December 2016. The estimated weighted average lives of the residential and commercial portfolios were 6.28 years and 3.57 years, respectively. The weighted average rates on the residential and commercial portfolios were 4.10% and 4.79%, respectively, and the weighted average discount rates used in the valuations were 4.46% and 5.28%, respectively. Discount rates reflect weighted average credit spreads of 82 basis points for residential loans and 296 basis points for commercial loans.

Financial Statements

Note 4 – Unrealized Losses on Securities, page F-19

Erin E. Martin

October 27, 2017

5.           We note you disclose $23 million of unrealized losses for 12 months or longer on obligations of state and political subdivisions at June 30, 2017. You also disclose that the fair value declines are the result of interest rate changes, sector credit rating changes or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

•         Please provide us a listing of these securities detailing the costs, unrealized losses, and the length of time they have been in an unrealized loss position.

•         Please provide us your other-than-temporary impairment analysis performed on these securities as of June 30, 2017. Please identify the evidence you considered, explain the relative significance of each piece of evidence and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

•         Please revise to include enhanced disclosure that provides insight into your rationale for concluding that the impairment was not other-than-temporary. Refer to ASC 320-10-50-6b for guidance.

As discussed with the Staff (Michael Volley), the unrealized losses for 12 months or greater on obligations of state and political subdivisions at June 30, 2017 total $23,054, not $23 million as noted in the comment. The Company considers the $23,054 of unrealized losses immaterial when compared to net income for the six months ended June 30, 2017 of $551,742 and annualized net income in excess of $1.1 million. To the extent that unrealized losses may increase to a material amount in the future, the Company hereby undertakes to expand its disclosures as appropriate.

*        *        *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	David Gessert, SEC

Michael Volley, SEC

Amit Pande, SEC

J. Daniel Moon, IV, SBB Bancorp, Inc.

Kent M. Krudys, Luse Gorman, PC

Elizabeth Cook, Luse Gorman, PC